Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

ZENECA, INC.,

ZANZIBAR ACQUISITION CORP.

AND

ZS PHARMA, INC.

Dated as of November 5, 2015

i

Glossary of Defined Terms

Acceptance Time	Section 1.01(b)
Adverse Recommendation Change	Section 6.02(d)
Affiliate	Section 9.11(a)
Agreement	Preamble
Agreement Date	Preamble
Associate	Section 9.11(a)
Book-Entry Shares	Section 3.03(b)
Burdensome Condition	Section 6.04(d)
Business Day	Section 9.11(b)
Capitalization Date	Section 4.02(a)
Certificates	Section 3.03(b)
Closing	Section 2.02
Closing Date	Section 2.02
Code	Section 3.06
Collaboration Partner	Section 4.17(a)(ii)
Commercially Available Software	Section 9.11(c)
Common Stock	Section 4.02(a)
Company	Preamble
Company 401(k) Plans(s)	Section 6.06(f)
Company Board	Recitals
Company Board Recommendation	Section 1.01(d)
Company Entity	Section 9.11(d)
Company Material IP	Section 9.11(e)
Company Options	Section 3.05(a)
Company Registered IP	Section 4.14(a)
Company SEC Reports	Section 4.05(a)
Company Securities	Section 4.02(c)
Competition Laws	Section 9.11(g)
Confidentiality Agreement	Section 9.11(h)
Continuing Employee	Section 6.06(b)
Contract	Section 9.11(i)
Copyrights	Section 9.11(j)
Corporation Law	Recitals
Covered Securityholders	Section 4.23
Credit Agreement	Section 6.10
Disclosure Letter	Article IV
Dissenting Shares	Section 3.08
Effective Time	Section 2.01
Employment Compensation Arrangement	Section 4.23
Environmental Laws	Section 9.11(k)
ERISA Affiliate	Section 4.09(c)
ESPP	Section 3.05(d)
Exchange Act	Section 1.01(a)
Expiration Date	Section 1.01(e)
FDA	Section 4.04
FDCA	Section 9.11(m)

Fee	Section 9.11(m)
Filed SEC Documents	Article IV
Final Purchase Date	Section 3.05(d)
GAAP	Section 4.05(a)
Good Clinical Practice	Section 9.11(n)
Good Laboratory Practice	Section 9.11(o)
Good Manufacturing Practice	Section 9.11(p)
Governmental Entity	Section 4.04
group	Section 9.11(q)
Hazardous Materials	Section 9.11(r)
Health Care Laws	Section 4.17(a)
HSR Act	Section 4.04
Indemnified Person	Section 6.05(a)
Intellectual Property	Section 9.11(s)
Intervening Event	Section 9.11(t)
Key Product	Section 6.03(b)
Knowledge	Section 9.11(u)
Laws	Section 4.12
Legal Proceedings	Section 4.10
license	Section 9.11(v)
Licensed Company IP	Section 9.11(w)
Liens	Section 4.04
Material Adverse Effect	Section 9.11(x)
Merger	Recitals
Merger Consideration	Section 3.01
Merger Sub	Preamble
Minimum Condition	Annex I
Multiemployer Plan	Section 4.09(c)
Notice of Intended Recommendation Change	Section 6.02(e)
Offer	Recitals
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(d)
Offer Price	Recitals
Option Payoff Amount	Section 3.05(a)
Outside Date	Section 8.01(c)
Owned Company IP	Section 9.11(y)
Parent	Preamble
Parent 401(k) Plans(s)	Section 6.06(f)
Parent Benefit Plans	Section 6.06(c)
Patents	Section 9.11(z)
Paying Agent	Section 3.03(a)
Payment Fund	Section 3.03(a)
Permits	Section 4.12
Permitted Liens	Section 9.11(aa)
Person	Section 9.11(bb)
Preferred Stock	Section 4.02(a)
Real Property Leases	Section 4.15(b)
Registered IP	Section 9.11(cc)
Related Party Transaction	Section 4.20

v

Release	Section 9.11(dd)
Restricted Shares	Section 3.05(a)
Restricted Stock Units	Section 3.05(b)
Sarbanes-Oxley Act	Section 4.05(a)
Schedule 14D-9	Section 1.02(a)
SEC	Section 1.01(d)
Securities Act	Section 4.02(d)
Share	Recitals
Stockholder List Date	Section 1.02(b)
Subsidiary	Section 9.11(ee)
Superior Proposal	Section 6.02(g)
Surviving Corporation	Section 2.01
Takeover Proposal	Section 6.02(g)
Tax	Section 4.11(m)
Tax Return	Section 4.11(m)
Tendered Shares	Section 1.01(b)
Third-Party IP License	Section 9.11(ff)
Trade Secrets	Section 9.11(gg)
Ultimate Parent	Section 9.11(hh)
Ultimate Parent Share	Section 3.05(a)
Voting Company Debt	Section 4.02(b)
Willful Breach	Section 8.02

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 5, 2015 (the “Agreement Date”) among Zeneca, Inc., a Delaware corporation (“Parent”), Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ZS Pharma, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, on the terms and subject to the conditions set forth herein, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase any and all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (each, a “Share”), at a price of $90.00 per Share, net to the seller in cash, without interest thereon (such amount, or any greater amount per Share paid pursuant to the Offer in accordance with the terms of this Agreement, the “Offer Price”);

WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), with the Merger being governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “Corporation Law”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend that the stockholders of the Company tender all of their Shares into the Offer;

WHEREAS, the Board of Directors of Parent has, on the terms and subject to the conditions set forth herein, approved this Agreement, the Offer, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of Merger Sub has, on the terms and subject to the conditions set forth herein, unanimously (a) determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of its stockholders and (b) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the stockholders of the Company are entering into tender and support agreements with Parent and Merger Sub pursuant to which such stockholders have agreed, among other things, to tender Shares (totaling, in the aggregate, approximately 24.7% of the outstanding Shares) to Merger Sub in the Offer; and

WHEREAS, certain capitalized terms used herein are defined in Section 9.11 hereof;

NOW THEREFORE, in consideration of the premises, representations, warranties and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after the Agreement Date (and in any event no later than ten (10) Business Days after the date of the initial public announcement of this Agreement), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase any and all of the outstanding Shares at the Offer Price.

(b) The obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares pursuant to the Offer is subject only to the satisfaction or waiver (as provided in Section 1.01(c) below) of the conditions set forth in Annex I (the “Offer Conditions”). On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as soon as practicable after the Expiration Date (as defined in Section 1.01(e) below) and in compliance with applicable Law (as defined in Section 4.12(a) below). The acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub on or prior to the date of the Offer Closing funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement.

(c) Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions other than the Minimum Condition (which Minimum Condition may be waived by Parent and Merger Sub only with the prior written consent of the Company), and to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided that, unless otherwise expressly provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend the Expiration Date except as required or permitted by Section 1.01(e).

(d) On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by applicable Law. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company that may be required by applicable Law or reasonably requested by Parent or Merger Sub to be set forth in the Offer Documents. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such SEC comments.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the 20th business day (for purposes of this Section 1.01(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.01(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.01(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than ten (10) Business Days (the length of such period to be determined by Merger Sub), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions (it being understood, for the avoidance of doubt, that the Offer shall not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived), and (ii) Merger

Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; provided that (A) in the case of clauses (i) and (ii), Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date (as defined in Section 8.01(c) below) and (B) in the case of clause (i), in the event that each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived as of any then-effective Expiration Date and the Minimum Condition shall not have been satisfied as of such Expiration Date, then Merger Sub shall not in any event be required to extend the Offer pursuant to clause (i) beyond the date that is twenty (20) business days after such Expiration Date, but may in its sole discretion elect to do so, subject to Section 1.01(e)(A). Nothing in this Section 1.01(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Section 8.01. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within one (1) Business Day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.01, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

Section 1.02 Company Action.

(a) The Company shall file with the SEC, on the same day the Offer Documents are filed with the SEC, a Solicitation/ Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.02(e) contains the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), the fairness opinions of the Company’s financial advisors referenced in Section 4.21 and the notice and other information required by Section 262(d)(2) of the Corporation Law, and shall as promptly as practicable disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date (as defined in Section 1.02(b) below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the Corporation Law. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub that may be required by applicable Law or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable best efforts to respond promptly to any such SEC comments.

(b) The Company shall reasonably promptly after the Agreement Date provide to Parent, or cause to be provided to Parent, a list of the holders of Shares as well as mailing labels and any available listing or computer file containing the names and addresses of all record and beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date and shall promptly furnish Parent with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of securities positions) as Parent or its agents may reasonably request in order to communicate the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except as required by applicable Law, and except as necessary to communicate regarding the Offer and the Merger with the holders of Shares, Parent and Merger Sub (and their respective representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Offer and the Merger, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their representatives.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Acceptance Time.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Corporation Law, Merger Sub shall be merged with and into the Company in the Merger, effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 2.02, or at such later time as Parent and the Company shall agree and specify in such certificate of merger (the date and time at which the Merger becomes effective, the “Effective Time”). The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name “ZS Pharma, Inc.” and shall continue its existence under the Laws of the State of Delaware. In connection with the Merger, the separate corporate existence of Merger Sub shall cease. The Merger shall be governed by Section 251(h) of the Corporation Law and shall be effected as soon as practicable following the Offer Closing.

Section 2.02 Consummation of the Merger. On the terms and subject to the conditions set forth herein, on the Closing Date (as defined below), but following the Offer Closing, Merger Sub and the Company shall cause the Merger to be consummated by filing with the Secretary of

State of the State of Delaware a duly executed certificate of merger, as required by the Corporation Law, and the parties shall take all such further actions as may be required by Law to make the Merger effective. Prior to the filing referred to in Section 2.01 and this Section 2.02, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to their satisfaction or, if permissible, waiver, at the Closing) or on such other day as the parties may mutually agree, the closing of the Merger (the “Closing”) will be held at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304 (or such other place as the parties may mutually agree). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.03 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Corporation Law. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the Corporation Law.

Section 2.04 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as permitted therein or by applicable Law.

Section 2.05 Directors and Officers. The Company shall use commercially reasonable efforts to cause each person who is a member of the Company Board immediately prior to the Effective Time to resign as of the Effective Time. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE III

CONSIDERATION; PAYMENT FOR SHARES AND OTHER EQUITY INTERESTS

Section 3.01 Conversion of Shares; Cancellation of Treasury Shares and Parent-Owned Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any Subsidiary of Parent or the Company or held in the treasury of the Company, and other than Dissenting Shares (as defined in Section 3.08(a) below), which shall have only those rights set forth in Section 3.08) shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be converted at the Effective Time into the right to receive in cash (without interest) an amount per Share (subject to any applicable withholding Tax) equal to the Offer Price (the “Merger Consideration”), upon the surrender of the Certificates or Book-Entry Shares (each as defined in Section 3.03(b) below), as applicable, in accordance with this Article III. At the Effective Time all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Certificates or Book Entry Shares (in each case representing such Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided herein. Each Share issued and outstanding immediately prior to the Effective Time that is at such time owned by Parent or Merger Sub or held in the treasury of the Company shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be canceled and shall cease to exist at the Effective Time, and no consideration shall be delivered in exchange therefor. Each Share held by any Subsidiary of either the Company or Parent (other than the Merger Sub) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation, such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

Section 3.02 Conversion of Common Stock of Merger Sub. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be converted at the Effective Time into and become one (1) share of common stock of the Surviving Corporation.

Section 3.03 Payment for Shares.

(a) On or prior to the Closing Date, Parent shall deposit, or cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) sufficient funds to make the aggregate payments of the Merger Consideration due pursuant to Section 3.01 (which, for the avoidance of doubt, in each case shall not include the Option Payoff Amount or the Merger Consideration payable with respect to Restricted Stock Units) (such amount being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund may be invested by the Paying Agent as directed by Parent; provided that (x) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares pursuant to this Agreement, (y) following any such losses that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger Consideration that remains unpaid, Parent shall promptly provide additional funds to the Paying Agent to the extent of such insufficiency, and (z) such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Rating Services, respectively. Any interest and other income resulting from such investment shall be paid solely to Parent. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as reasonably practicable, and in any event within three (3) Business Days, after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who, as of immediately prior to the Effective Time, was the record holder of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.01: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented

Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form reasonably satisfactory to the Company and Parent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration multiplied by the number of Shares evidenced by such Certificate or Book-Entry Shares. Following surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with such letter of transmittal duly executed, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be paid in exchange therefor cash in an amount (subject to any applicable withholding Tax) equal to the product of the number of Shares represented by such Certificates or Book-Entry Shares multiplied by the Merger Consideration, and such Certificate or Book-Entry Shares shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 3.03, each Certificate and Book-Entry Shares (other than Certificates and Book-Entry Shares representing any Dissenting Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration multiplied by the number of Shares evidenced by such Certificate or Book-Entry Shares, without any interest thereon.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

(d) Any portion of the Payment Fund that remains unclaimed by the holders of Certificates and/or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent. Any former holders of Certificates and/or Book-Entry Shares who have not complied with this Section 3.03 prior to the end of such twelve (12) month period shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for any amounts (whether in respect of such Shares or otherwise) delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Shares shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

(f) Notwithstanding anything to the contrary in this Section 3.03, any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03 to pay for Dissenting Shares shall be returned to Parent or its designee upon Parent’s demand.

Section 3.04 Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration as provided in this Article III.

Section 3.05 Company Options and Restricted Stock Units; ESPP.

(a) Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised option to purchase Shares (collectively, the “Company Options”) granted pursuant to the Company Stock Plans shall be treated as provided below, provided, that, all unvested Company Options held by a non-employee director of the Company shall be treated as having vested immediately prior to the Effective Time. To the extent that a Company Option is vested or, by its terms, becomes vested as of the Effective Time, such vested portion of such Company Option shall, as of immediately prior to the Effective Time, automatically be canceled and terminated as of the Effective Time (to the extent not exercised prior to the Effective Time), and the holder thereof shall become entitled to receive an amount of cash, if any, from the Surviving Corporation equal to the product of (A) the total number of Shares underlying such vested portion of such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such vested portion of such Company Option without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.06 (the “Option Payoff Amount”). To the extent that a Company Option, by its terms, is not and does not become vested as of the Effective Time, such unvested portion of such Company Option shall be converted into a number of ordinary shares of restricted stock of Ultimate Parent equal to (A) the amount by which the Merger Consideration exceeds the per share exercise price of the unvested portion of such Company Option multiplied by the number of Shares covered by the unvested portion of such Company Option, divided by (B) the fair market value of an ordinary share of Ultimate Parent (each, an “Ultimate Parent Share”) at the Effective Time (rounded down to the nearest whole share) (the “Restricted Shares”). Each Restricted Share shall vest at the same times, in the same proportions (applied pro rata) and on the same terms as the corresponding Company Option would have vested under the terms applicable to such Company Option as of the Effective Time. For the avoidance of doubt, if the exercise price per Share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the Surviving Corporation or the holders thereof, the Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b) Effective as of immediately prior to the Effective Time, each then-outstanding restricted stock unit awarded pursuant to any Company Stock Plan (collectively, the “Restricted Stock Units”) shall be treated as provided below. To the extent that a Restricted Stock Unit award is vested or, by its terms, becomes vested as of the Effective Time, such vested portion of such Restricted Stock Unit award shall, as of immediately prior to the Effective Time, automatically become fully vested and the restrictions thereon shall lapse, and each such vested portion of such Restricted Stock Unit award shall be canceled and converted into the right to receive an amount in cash from the Company equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such vested portion of such Restricted Stock Unit award, without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.06. To the extent that a Restricted Stock Unit award, by its terms, is not and does not become vested as of the Effective Time, such unvested portion of such Restricted Stock Unit award shall be converted into a right to receive, on the same terms and conditions as applied to such unvested portion of such Restricted Stock Unit award immediately prior to the Effective Time, an Ultimate Parent restricted stock unit award with an aggregate number of whole Ultimate Parent Shares (rounded down to the nearest whole share) that is equal to the number of Shares subject to such unvested portion of such Restricted Stock Unit award immediately prior to the Effective Time multiplied by a fraction, (i) the numerator of which shall be the Merger Consideration and (ii) the denominator of which shall be the fair market value of an Ultimate Parent Share at the Effective Time.

(c) Parent shall (i) cause the Surviving Corporation to make payments of the Option Payoff Amounts and Merger Consideration payable with respect to Restricted Stock Units to all holders thereof, as applicable, as promptly as reasonably practicable following the Effective Time, and in any event, no later than the end of the second payroll period commencing after the Effective Time, and (ii) provide, or cause to be provided, to the Surviving Corporation sufficient funds to make such payments.

(d) On and after the Agreement Date, no new offering period or purchase period shall commence under the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”) and participants in the ESPP shall not be permitted to increase their payroll deductions or purchase elections from those in effect on the Agreement Date. The offering period and purchase period in progress as of the Agreement Date under the ESPP will continue in accordance with its terms, and options granted during such offering period will be exercisable in accordance with the terms of the ESPP; provided that (i) the completion of such offering period and any existing purchase period shall occur on the earlier of (x) the scheduled date of completion for such offering period and any such existing purchase period and (y) such other date at or prior to the occurrence of the Offer Closing that is deemed administratively appropriate by the parties (the date of such completion, in the case of clauses (x) or (y), the “Final Purchase Date”), (ii) Shares shall be issued to participants thereunder on the Final Purchase Date, such that each option outstanding under the ESPP shall be exercised automatically on such Final Purchase Date, and (iii) the purchase price per Share applicable to the offering period in progress as of the Agreement Date shall not be decreased. The Company shall, as soon as administratively practicable on and after the Agreement Date and prior to the Final Purchase Date, take all necessary actions under the ESPP and applicable Law (including amending the ESPP and providing notices to participants, if applicable) to so provide, including to avoid the commencement of, any new offering period or purchase period thereunder after the Agreement Date and prior to the earlier of the termination of this Agreement or the Effective Time and to prevent new participants from joining the offering period and purchase period in progress as of the Agreement Date. Prior to providing notices to participants, the Company shall provide Parent with a reasonable opportunity to review such notices.

(e) As soon as reasonably practicable following the Agreement Date, and in any event prior to the Initial Expiration Date, the Company Board (or, if appropriate, any committee administering the Company Stock Plans and the ESPP) shall adopt such resolutions, provide any necessary notices to participants and take such other actions as may be required to terminate each of the Company Stock Plans and the ESPP effective as of the Effective Time and to effectuate all of the actions contemplated by this Section 3.05, contingent on the Closing of the Merger. Prior to providing notices to participants, the Company shall provide Parent with a reasonable opportunity to review such notices.

Section 3.06 Withholding Taxes. Each of the Company, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement or otherwise, such amounts as are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.07 Adjustments to Prevent Dilution. In the event that, during the period between the Agreement Date and the Effective Time, the number of outstanding Shares shall be changed into a different number of Shares or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided that in any case, nothing in this Section 3.07 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 3.08 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who are entitled to demand and are properly demanding appraisal rights pursuant to, and who are complying in all respects with, the provisions of Section 262 of the Corporation Law (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due to the holders of Dissenting Shares pursuant to Section 262 of the Corporation Law, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 262 of the Corporation Law.

(b) Dissenting Shares shall be treated in accordance with Section 262 of the Corporation Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration, without any interest thereon. The Company shall give Parent and Merger Sub (i) prompt notice of any written demands for appraisal of any Shares (or written threats thereof), withdrawals of such demands and any other instruments served pursuant to the Corporation Law and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, and (ii) the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the Corporation Law. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands, approve any withdrawal of any such demands, or agree to do any of the foregoing.

Section 3.09 Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the Corporation Law. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section of the disclosure letter dated the Agreement Date and delivered by the Company to Parent with respect to this Agreement prior to the execution hereof (the “Disclosure Letter”) that specifically corresponds to such section of this Article IV (or in any other section of Article IV of the Disclosure Letter to the extent the applicability of such disclosure to such section is reasonably apparent on the face of such disclosure to a reasonable person with no independent knowledge of the disclosed matters) or (b) other than with respect to Section 4.02, as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC (excluding exhibits thereto and items incorporated by reference therein) after December 31, 2014 and publicly available prior to the Agreement Date (the “Filed SEC Documents”) (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions and any other disclosures contained therein to the extent they are predictive, cautionary or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Organization and Qualification. The Company is a duly organized and validly existing corporation in good standing under the Laws of the State of Delaware, and each Subsidiary of the Company is duly organized and validly existing in good standing under the Law of its jurisdiction of organization, in each case with all corporate power and authority to own its properties and conduct its business as currently conducted. Each Company Entity is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification or licensing necessary, except to the extent the failure to be so qualified or in good standing has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. Section 4.01 of the Disclosure Letter identifies each Subsidiary of the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, nonassessable and not subject to preemptive rights, and are owned by the Company, free and clear of all Liens. The Company does not, directly or indirectly, own any interest in any Person other than as set forth in Section 4.01 of the Disclosure Letter. The Company has delivered or made available to Parent prior to the Agreement Date accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Company Entities, including all amendments thereto, as in effect on the Agreement Date.

Section 4.02 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). At the close of business on November 4, 2015 (the “Capitalization Date”), (a) 25,268,932 shares of Common Stock were issued and outstanding; (b) no shares of Preferred Stock were issued and outstanding; (c) no shares of Common Stock were held by the Company in its treasury; (d) no shares of Common Stock were held by Subsidiaries of the Company and (e) an aggregate of 5,830,770 shares of Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 5,706,403 shares of Common Stock were underlying outstanding and unexercised Company Options, 109,684 shares of Common Stock were underlying Restricted Stock Units, and 14,683 shares of Common Stock were underlying the options granted during the offering period then in effect and to be exercised on or prior to the Final Purchase Date for the purchase of Common Stock under the ESPP. Except as set forth in the preceding sentence, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding. From and after the Capitalization Date until and including the Agreement Date, the Company has not issued any shares of its capital stock, has not granted any options, restricted stock, restricted stock units, stock appreciation rights, warrants or rights or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares are, and all Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b) There are no bonds, debentures, notes or other indebtedness of any Company Entity having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote (the “Voting Company Debt”).

(c) Section 4.02(c) of the Disclosure Letter contains a true, correct and complete list, as of the Agreement Date, of the name of each holder of Company Options and Restricted Stock Units, the Company Stock Plan under which such Company Option or Restricted Stock Unit was granted, the number of outstanding Company Options and Restricted Stock Units held by such holder, the grant date of each such Company Option and Restricted Stock Unit, the number of Shares such holder is entitled to receive upon the exercise of each Company Option and the corresponding exercise price, the expiration date of each Company Option and the vesting schedule of each such Company Option and Restricted Stock Unit. Except as set forth on Section 4.02(c) of the Disclosure Letter and for changes since the Capitalization Date resulting from (x) the exercise of Company Options outstanding on such date or issued after such date as and to the extent permitted by Section 6.01, (y) Shares issued upon the completion of an offering period under the ESPP in accordance with Section 3.05(d), and (z) the vesting and settlement of the Restricted Stock Units outstanding on such date or issued after such date as and to the extent permitted by Section 6.01, there are no outstanding (i) shares of capital stock, voting securities, other ownership interests or other securities of any Company Entity convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in any Company Entity, (ii) options, warrants, rights or other agreements or commitments requiring any Company Entity to issue, or other obligations of any Company Entity to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) any Company Entity (or, in each case, the economic equivalent thereof), (iii) obligations of any Company Entity to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Company Entity, or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by any Company Entity that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any assets of the Company, any shares of capital stock or voting securities of, or other ownership interests in, any Company Entity (the items in clauses (i) through (iv), inclusive, together with the capital stock of the Company, being referred to collectively as “Company Securities”).

(d) There are no outstanding obligations of any Company Entity to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which any Company Entity is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act of 1933, as amended (the “Securities Act”) and “blue sky” Laws. All Company Options and Restricted Stock Units were granted in compliance with all of the terms and conditions of the Company Stock Plan pursuant to which they were issued.

Section 4.03 Authority for this Agreement; Board Action.

(a) The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by the Company and the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. Assuming the Merger is consummated in accordance with Section 251(h) of the Corporation Law, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The Company Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of, the stockholders of the Company, (ii) approved and declared advisable this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, and (iii) resolved to recommend, subject to Section 6.02(e), that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. None of the foregoing resolutions of the Company Board have been amended, rescinded or modified as of the Agreement Date.

Section 4.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company or the organizational documents of any of the Company’s Subsidiaries, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority (including the U.S. Food and Drug Administration (“FDA”)), agency, commission, tribunal or body (each, a “Governmental Entity”) except as may be required (i) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) to be in compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) for the filing of appropriate merger documents as required by the Corporation Law, and (iv) to be in compliance with the applicable requirements of The NASDAQ Global Market, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or other change of any right or obligation, payment obligation or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture, Permit or other instrument or obligation to which any Company Entity is a party or by which any Company Entity or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (collectively, “Liens”) on any asset of any Company Entity (other than Permitted Liens) or (e) violate any Law applicable to any Company Entity or by which any of its assets are bound, except in the case of clauses (b) through (e), inclusive, as have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

Section 4.05 Reports; Financial Statements; No Undisclosed Liabilities. Except as has not had, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) Since June 17, 2014, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC pursuant to the Securities Act or the Exchange Act (the “Company SEC Reports”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations of the SEC promulgated thereunder. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any Company SEC Report. None of the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or furnished or, if amended or superseded by a subsequent filing of the same or different report, schedule, form, statement or other document, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the audited and unaudited consolidated financial statements (including the related notes thereto) of the Company included (or incorporated by reference) in the Company SEC Reports when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) had been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved, and (iii) fairly presented in all material respects the financial position of the Company as of their respective dates, and the results of operations and cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments). No financial statements of any Person other than the Company Entities are required by GAAP to be included in the consolidated financial statements of the Company.

(c) Except to the extent reflected or reserved against in the most recent unaudited balance sheet of the Company (or the notes thereto) included in the Filed SEC Documents, the Company Entities do not have any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business or (ii) were incurred under this Agreement or in connection with the transactions contemplated hereby, including the Offer and the Merger.

(d) The Company has established and maintained a system of internal control over financial reporting in accordance with applicable requirements under Rule 13a-15 under the Exchange Act. Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since June 17, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect any Company Entity’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since June 17, 2014. To the Knowledge of the Company, as of the Agreement Date, none of the Filed SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Filed SEC Documents. There has been no material correspondence between the SEC and the Company since June 17, 2014 through the Agreement Date that is not available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

(e) The Company has established and maintains disclosure controls and procedures in accordance with applicable requirements under Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information relating to each Company Entity required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer and to allow timely decisions regarding disclosure and to make certifications required to be made by the Company under applicable requirements of the Sarbanes-Oxley Act.

(f) The Company does not have any “Off-Balance Sheet Arrangement” that would require disclosure under Item 303(a) of Regulation S-K under the Exchange Act.

Section 4.06 Absence of Certain Changes. Except as has not had, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) Since December 31, 2014 and through and including the Agreement Date, there has not occurred any effect, state of facts, condition, circumstance, change, event, development or occurrence that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b) Since December 31, 2014 and through and including the Agreement Date, each Company Entity has, in all respects, conducted its business in the ordinary course of business consistent with past practice, and the Company has not taken or failed to take any action that, had such action been taken or failed to have been taken after the Agreement Date, would have required Parent’s consent under Section 6.01(b), (c), (d), (f), (g), (h), (i), (j), (k), (m), (n), (o), (p) or (q) or Section 6.01(r) with respect to the afore-referenced subsections of Section 6.01, except in each case for the execution and delivery of this Agreement.

Section 4.07 Information Supplied. None of the information with respect to any Company Entity supplied or to be supplied by or on behalf of any Company Entity for inclusion or incorporation by reference in the Offer Documents will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Offer Documents, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, the Schedule 14D-9 (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.07 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Merger Sub or any of their representatives on behalf of Parent or Merger Sub specifically for inclusion therein.

Section 4.08 Brokers; Certain Expenses. No broker, finder, investment banker, financial advisor or other Person (other than Goldman, Sachs & Co.) is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of any Company Entity. Prior to the Agreement Date, the Company has made available to Parent a true and complete copy of the engagement letter (and any other Contract) related to any such fee or commission.

Section 4.09 Employee Benefit Matters/Employees.

(a) Section 4.09(a) of the Disclosure Letter sets forth a complete list of each material Plan. For purposes of this Agreement, the term “Plan” shall mean each (i) “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, (ii) employment, individual consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, termination protection, transaction bonus, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plan, program, policy or agreement, and (iii) medical, vision, dental or other health plan, life insurance plan, disability or sick leave benefits, relocation benefits, vacation benefits, employee assistance program, prescription or fringe benefit plan or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in the case of each of clauses (i) through (iii), whether oral or written, sponsored, maintained, administered or contributed to by any Company Entity, or required to be sponsored, maintained, administered or contributed to by any Company Entity or for which any Company Entity has any direct or indirect liability or otherwise providing for payments or benefits for or to any current or former employees, directors, officers or consultants of any Company Entity and/or their dependents. With respect to the Plans listed on Section 4.09(a) of the Disclosure Letter, to the extent applicable, true, correct and complete copies of the following have been delivered or made available to Parent by the Company: (A) all Plans, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan (if required by applicable Law) and the most recent actuarial report, financial statement or valuation report in respect of each Plan, if any; (C) the most recent summary plan description for each Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (D) the most recent Internal Revenue Service determination, notification or opinion letter, if any, received with respect to any applicable Plan; (E) each trust agreement relating to any Plan (as applicable); and (F) all material correspondence to or from any Governmental Entity relating to any Plan. No Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Company Entity who reside or work outside of the United States.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the Internal Revenue Service or may rely upon a favorable prototype opinion letter from the Internal Revenue Service as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to adversely affect the qualification of any such Plan. Each Plan and any related trust complies and has been maintained and administered in compliance with ERISA, the Code and other applicable Laws, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan (or any trust related thereto) or asserting any rights to or claims for benefits under any Plan (or any trust related thereto) and (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Plan.

(c) No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code. During the six (6) years prior to the Agreement Date, no liability under Title IV or Section 302 of ERISA has been incurred by any Company Entity or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to any Company Entity or any such ERISA Affiliates of incurring any such liability. Neither any Company Entity nor any ERISA Affiliate sponsors, maintains, participates in or contributes to, or has, within the past six (6) years, sponsored, maintained, participated in or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code. “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than a Company Entity that, together with any Company Entity, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(d) No Company Entity has any current or projected liability for, and no Plan provides, any post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or coverage through the end of the calendar month in which a termination of employment occurs).

(e) Neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent event) result in any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f) Except as otherwise provided for in this Agreement or as disclosed in the Filed SEC Documents, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) entitle any current or former employee, individual consultant or director of any Company Entity to any payment of compensation or benefits; (ii) increase the amount of compensation or benefits due to any such employee, individual consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) directly or indirectly cause any Company Entity to transfer or set aside any assets to fund any material benefits under any Plan; (v) limit or restrict the right of any Company Entity or, after the Closing, the Surviving Corporation or Parent, to merge, amend or terminate any Plan; or (vi) result in the forgiveness of any indebtedness of any current or former employee, director, officer or individual consultant of any Company Entity.

(g) No Company Entity is a party to, bound by, or in the process of negotiating any labor or collective bargaining agreement with any labor union or other organization. There are no labor unions or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of any Company Entity, nor has any such action or attempt occurred within the past three (3) years. There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of any Company Entity, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) there are no unfair labor practices, arbitrations, suits, claims, actions, charges, litigations or other proceedings or grievances relating to any current or former employee or individual independent contractor of any Company Entity and (ii) each Company Entity is in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, hours of work, the payment of wages or overtime wages, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and information privacy and security. No Company Entity has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(i) No Company Entity is a party to, nor is it otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(j) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (i) each individual who performs services for any Company Entity has been properly classified as an employee or an independent contractor, (ii) no Company Entity has any liability by reason of an individual who performs or performed services for any Company Entity in any capacity being improperly excluded from participating in a Plan, and (iii) each employee of any Company Entity has been properly classified as “exempt” or “non-exempt” under applicable Law.

Section 4.10 Litigation. Except for (i) matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect and (ii) derivative stockholder litigation arising after the Agreement Date relating to this Agreement, (a) there is no claim, complaint, action, suit, litigation, proceeding, arbitration or governmental or administrative investigation, audit, review, inquiry or action (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened against or relating to any Company Entity or any current or former officer, director or employee thereof in such individual’s capacity as such, (b) no Company Entity (nor any of its properties or assets) is subject to any outstanding judgment, order, writ, injunction or decree and (c) the Company has not received any written notification of, and to the Knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any of its Subsidiaries, or any of their respective assets or properties.

Section 4.11 Tax Matters. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) Each Company Entity has timely filed all Tax Returns required to be filed by it (taking into account any validly-obtained extension of time within which to file), and all such Tax Returns are true, complete and accurate.

(b) Each Company Entity has timely paid all Taxes due and owing by such Company Entity (whether or not shown to be due and owing on a Tax Return, and including any Taxes required to be withheld from amounts owing to any employee, independent contractor, shareholder, creditor or other third party), other than Taxes for which the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve in accordance with GAAP.

(c) There is no outstanding audit, examination, investigation or other proceeding in respect of any Taxes of any Company Entity, nor, to the Knowledge of the Company, has any audit, examination or other proceeding in respect of Taxes of any Company Entity been threatened in writing.

(d) No deficiency of Taxes in respect of the Company Entities has been asserted in writing as a result of any audit or examination by any Governmental Body that is not adequately reserved for in the Company’s financial statements contained in the Filed SEC Documents in accordance with GAAP or has not been otherwise resolved or paid in full.

(e) There are no Liens for Taxes on any of the assets, rights or properties of any Company Entity other than Permitted Liens.

(f) No extension or waiver of the statute of limitations with respect to Taxes of any Company Entity has been granted or is currently in effect.

(g) No Company Entity has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the Agreement Date.

(h) No Company Entity has entered into, or participated in, any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(i) Each Company Entity (i) is not and has not been a member of any consolidated, combined or unitary Tax Return other than a group the common parent of which is the Company and (ii) has no liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor.

(j) No Company Entity is a party to, nor is it bound by or has any obligation under any Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(k) No unresolved claim has been made in writing within the last two (2) years prior to the Agreement Date by a Governmental Entity in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to Taxes by that jurisdiction.

(l) No Company Entity will be required to include any item of income in, or to exclude any item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting, (ii) closing agreement executed prior to the Closing, (iii) installment sale or other transaction entered into prior to the Closing, (iv) prepaid amount received prior to the Closing, or (v) election under Section 108(i) of the Code.

(m) No private letter rulings, technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered or issued with respect to any of the Company Entities.

(n) For purposes of this Agreement, (i) “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, escheat, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not; and (ii) “Tax Return” shall mean any report, declaration, return, information return, form, claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

Section 4.12 Compliance with Law; No Default; Permits.

(a) Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, since December 31, 2012, (i) each Company Entity has been in compliance with each statute, law (including common law), ordinance, rule, regulation, order, writ, injunction, judgment, decree or requirement of a Governmental Entity (“Laws”) applicable to such Company Entity or by which any property or asset of such Company Entity is bound; (ii) each Company Entity has all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to own or conduct its business as currently owned or conducted (“Permits”) and such Permits are valid and in full force and effect; and (iii) the Company has not received written notice from any Governmental Entity threatening to revoke, terminate, modify or not renew any such Permit or any written notice from any Governmental Entity that alleges that any Company Entity is not in compliance with, or is subject to any liability under, any Permit, Law or judgment.

(b) Notwithstanding anything contained in this Section 4.12, no representation or warranty shall be deemed to be made in this Section 4.12 in respect of the matters referenced in Section 4.17, or in respect of environmental, Tax, employee benefits or labor Law matters (except that terms defined in this Section 4.12 may be used in the representations made with respect to such other matters).

Section 4.13 Environmental Matters. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) Each Company Entity is and has been in compliance with all applicable Environmental Laws. There is no Legal Proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting any Company Entity or any property currently or formerly operated, owned or leased by any Company Entity. No Company Entity has received any written, or to the Knowledge of the Company, oral notice of or entered into or assumed (by contract or operation of Law or otherwise), any obligation, liability, order, settlement, penalty, judgment, injunction or decree relating to or arising under Environmental Laws or relating to Hazardous Materials. There have been no Releases of Hazardous Materials, to, from, at, on, in or under any on properties currently or formerly operated, owned or leased by any Company Entity or at any property or facility to which any Company Entity has sent waste.

(b) Each Company Entity has obtained, currently maintains, and is in compliance with, all Permits necessary under Environmental Laws for the ownership and operation of its business as currently conducted.

(c) The Company has made available to Parent copies of all Phase I or similar environmental assessments, reports or studies in its possession relating to any Company Entity or any property currently or formerly owned or operated by any Company Entity.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of each item of Registered IP which is owned or purported to be owned by any Company Entity (“Company Registered IP”), and for each such item of Company Registered IP, identifying (i) the current owner, (ii) the jurisdiction of application or registration, (iii) the application or registration number, (iv) the date of filing or issuance, and (v) any security interest, lien or other encumbrance recorded or filed against such item.

(b) Section 4.14(b) of the Disclosure Letter contains, as of the Agreement Date, a true, correct and complete list of (i) all Third-Party IP Licenses, (ii) all Contracts under which any Company Entity has licensed or sublicensed to any other Person the right to use any Company Material IP, and (iii) all Contracts that contain covenants not to sue with respect to any Company Material IP.

(c) As of the Agreement Date, no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the validity, enforceability, scope or ownership of any Owned Company IP is being contested or challenged (other than office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). As of the Agreement Date, (i) all registration, renewal, maintenance and other similar payments that are or have become due with respect to any Company Registered IP have been timely paid and all documents and certificates necessary to maintain the Company Registered IP have been filed with the relevant Governmental Entity by or on behalf of the Company and (ii) the Company Registered IP are subsisting, valid and enforceable, in full force and effect, and have not lapsed (except for any patents within the Company Registered IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of clauses (i) and (ii) for such exceptions as have not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(d) The Company or another Company Entity solely and exclusively owns all right, title and interest in and to the Owned Company IP and holds a valid and enforceable written license to use all Licensed Company IP, in each case, free and clear of all Liens (other than Permitted Liens) and, immediately following the Effective Time, each Company Entity will have the same rights thereto as it had prior to the Effective Time, except, in each case, as individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another Person. Since December 31, 2012, no Company Entity has received a written notice from any third party (including any current or former employee or consultant) pursuant to which such third party claims to own or have any right or interest in or to, or to have any right to receive any royalty or other material payment for any Company Entity’s use or exploitation of, any Company Material IP. Each Company Entity owns, or holds a valid and enforceable written license or other right to use, all Intellectual Property necessary for the conduct of such Company Entity’s business as currently conducted, except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; provided that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another Person. To the Knowledge of the Company, all assignments made to any Company Entity of any material Owned Company IP are valid and enforceable and have been recorded in compliance with applicable Law.

(e) None of the Owned Company IP, and to the Knowledge of Company none of the material Licensed Company IP is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that (i) would reasonably be expected to adversely restrict the disclosure, use, license or transfer of any such Owned Company IP or any rights of any Company Entity (or Parent and its Affiliates from and after the Effective Time) with respect to such material Licensed Company IP, or (ii) otherwise would reasonably be expected to adversely affect the ownership, validity, enforceability or scope of any such Owned Company IP or material Licensed Company IP, except in each case for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(f) The operation of the business of each Company Entity as currently conducted, does not, infringe, misappropriate or otherwise violate any Intellectual Property, owned by another Person, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect (it being understood that, solely with respect to Patents, the foregoing representation and warranty is made to the Knowledge of the Company). No Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any Company Entity relating to any infringement, misappropriation or violation of any Intellectual Property of another Person by any Company Entity except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. No Company Entity has received any written notice (including any written offers to license) alleging any infringement, misappropriation or violation of any Intellectual Property of another Person by any Company Entity except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(g) To the Knowledge of the Company, no other Person is challenging, infringing, misappropriating or otherwise violating any Company Material IP, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(h) Each Person (including current and former employees, consultants and third parties) who is or was involved in the creation or development of any material Owned Company IP has signed an agreement containing an assignment of all of such Person’s right, title and interest in and to the applicable Intellectual Property to such Company Entity and reasonable confidentiality provisions protecting such Owned Company IP which, to the Knowledge of the Company, is valid and enforceable and has not been breached by such Person. The Company Entities have taken commercially reasonable actions to maintain the confidentiality of the information used or held for use by any Company Entity which any Company Entity deems a Trade Secret. To the Knowledge of the Company, no Trade Secrets included in the Owned Company IP have been disclosed to or used by any Person except pursuant to a non-disclosure agreement which, to the Knowledge of the Company, has not been breached by any such Person.

(i) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any Company Material IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining any rights of ownership or use of such Company Material IP, or any options or march-in rights with respect thereto.

Section 4.15 Real Property.

(a) No Company Entity owns any real property.

(b) Section 4.15(b) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all leases, subleases and other agreements under which any Company Entity uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, and all rent and other sums and charges payable by any Company Entity as tenant thereunder are current, (ii) no termination event or condition or uncured default on the part of any Company Entity or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease, (iii) each Company Entity has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except for Permitted Liens, and (iv) no Company Entity has received written notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

(c) The real property subject to the Real Property Leases constitutes all of the real property used or held for use in connection with, necessary for the conduct as currently conducted of, and material to, the business of the Company and its Subsidiaries.

Section 4.16 Material Contracts.

(a) Except for this Agreement, Section 4.16(a) of the Disclosure Letter lists as of the Agreement Date (and prior to the Agreement Date the Company has made available to Parent and Merger Sub (or outside counsel) true, correct and complete copies of), all Contracts to which any Company Entity is a party or by which any Company Entity or any of its properties or assets is bound that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) contains covenants that limit the ability of any Company Entity (or which, following the consummation of the Merger, could restrict or purports to restrict the ability of the Surviving Corporation or Parent or any of their respective Affiliates) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions);

(iii) provides for or governs the formation, creation, operation, management or control of any partnership, joint venture or similar arrangement;

(iv) is required to be disclosed pursuant to Section 4.14(b);

(v) is an employment, severance, retention, consulting, change in control, termination or other similar Contract pursuant to which any of the Company Entities is or may become obligated to make any payment to any current or former employee, director, officer or consultant of any Company Entity and/or any beneficiary thereof in excess of $200,000 in any twelve (12)-month period (except for payments constituting base salary or commissions paid in the ordinary course of business and severance, termination or similar payments required by applicable Law);

(vi) constitutes a manufacturing, supply, distribution or marketing agreement that provides for minimum payment obligations by any Company Entity of at least $1 million in the past twelve (12) months or in any prospective twelve (12) month period;

(vii) involves any directors or executive officers (as such term is defined in the Exchange Act) of any Company Entity or five-percent stockholders of the Company or any of its Affiliates (other than the Company Entities) or their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act);

(viii) relates to each loan and credit agreement, note, debenture, bond, indenture and other Contract pursuant to which any indebtedness for borrowed money (or guarantee thereof) of any Company Entity is outstanding;

(ix) prohibits the payment of dividends or distributions in respect of, or the pledging of, any equity interest of, or the issuance of guarantees by, any Company Entity;

(x) involves a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy any material assets, rights or properties of any Company Entity;

(xi) at or following the Offer Closing or the Merger Closing, may alter, encumber, impair or extinguish, or otherwise impair the right of Parent or any of its Affiliates (including any Company Entity) to develop, use, sell, license or otherwise dispose of, or to bring any action for the infringement, misappropriation or other violation of, any Company Material IP;

(xii) relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of the Key Product, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Key Product (which includes any Contract with any sole-source supplier for products or services);

(xiii) provides for investor rights, registration rights or similar agreements or arrangements;

(xiv) any Contract pursuant to which any Company Entity has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Company Entity, other than employee bonus arrangements or any such Contract that may be cancelled without notice or penalty or other liability of any Company Entity upon notice of thirty (30) days or less;

(xv) relates to any swap, forward, futures, warrant, option or other derivative transaction;

(xvi) is a Real Property Lease;

(xvii) involves the supply or goods or services directly to a Governmental Entity, including a subcontract at any tier or level below a prime contract; or

(xviii) would be reasonably expected to involve aggregate payments by any Company Entity or to any Company Entity under such Contract of more than $5 million in any year (including by means of royalty payments).

Each Contract of the type described in clauses (i) through (xviii) above (or set forth in Section 4.16(a) of the Disclosure Letter or filed as an exhibit to the Filed SEC Documents), other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is valid and binding on each applicable Company Entity and, to the Knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, (ii) each Company Entity has performed and complied with all obligations required to be performed or complied with by it under each Material Contract, and (iii) there is no breach or default under any Material Contract by any Company Entity or, to the Knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any Company Entity or, to the Knowledge of the Company, by any other party thereto. Prior to the Agreement Date, the Company has made available to Parent a true and complete copy of each Material Contract (including all amendments, modifications, extensions and renewals thereof and waivers thereunder).

Section 4.17 Regulatory Compliance. Except as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) (i) The business and activities of the Company Entities is being and has been conducted in compliance with the FDCA, all FDA regulations promulgated thereunder, and any comparable state or foreign Laws (collectively, “Health Care Laws”).

(ii) No Company Entity nor, to the Knowledge of the Company, any partner or other third party which pursuant to a Contract with any Company Entity co-develops, co-promotes, co-markets or otherwise has a license to develop, market or sell the Key Product (such third party, a “Collaboration Partner”), has received any written notification from any Governmental Entity of non-compliance by, or liability of, any Company Entity under any Health Care Laws.

(iii) No Company Entity nor, to the Knowledge of the Company, any Collaboration Partner, is a party to or bound by any judgment, order, writ, injunction, corporate integrity agreement, deferred prosecution agreement, or settlement agreement concerning compliance with Health Care Laws.

(b) The Company has provided or made available to Parent, as of the Agreement Date, complete and correct copies of (i) the New Drug Application, if applicable, filed with respect to any product candidate of any Company Entity currently being developed by or on behalf of any Company Entity, including any supplements and amendments thereto and (ii) all clinical study reports describing the results of all clinical studies and all material non-clinical studies used to support any such New Drug Application conducted by or on behalf of any Company Entity or, to the Knowledge of the Company, any of their respective Collaboration Partners, with respect to the Key Product.

(c) The clinical and pre-clinical studies conducted or sponsored by the Company Entities and, to the Knowledge of the Company, any of their respective Collaboration Partners, with respect to the Key Product, not to include investigator initiated studies, were and, if still pending, are being conducted in accordance with approved pre-clinical and clinical protocols, informed consents, applicable requirements of the FDA or any similar foreign Governmental Entity and applicable requirements of Good Laboratory Practices and Good Clinical Practices, including all applicable Laws relating to clinical trials or the protection of human subjects, including those contained in the International Conference on Harmonization E6: Good Clinical Practices Consolidated Guidance, and in 21 C.F.R. Parts 50, 54, 56 and 312, and the provisions governing the privacy of patient medical records under the Health Insurance Portability and Accountability Act of 1996 and the implementing regulations of the United States Department of Health and Human Services, and all comparable foreign Laws.

(d) Since December 31, 2012, the Company has not and, to the Knowledge of the Company, no Collaboration Partner has with respect to the Key Product, received any written notice or other correspondence from the FDA or any similar foreign Governmental Entity requiring the termination or suspension of any ongoing clinical or pre-clinical study, or alleging any violation of any Health Care Law, including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law related to product quality, including Good Laboratory Practices, Good Manufacturing Practice, and Good Clinical Practices. No Company Entity has received any (i) notices of inspectional observations (including those recorded on FDA Form 483), establishment inspection reports, warning letters, and untitled letters, (ii) notice of any intention to conduct an investigation or review, or (iii) other documents issued by the FDA or any other Governmental Entity that indicate lack of compliance with any Health Care Law by any Company Entity, or by Persons who are otherwise performing services for the benefit of any Company Entity with respect to such services.

(e) The manufacture of the Key Product by the Company Entities and, to the Knowledge of the Company, by any of their respective Collaboration Partners, is being conducted in material compliance with the currently applicable requirements of current Good Manufacturing Practices. No Company Entity, nor, to the Knowledge of the Company, any Collaboration Partner with respect to any Company product or product candidate, is marketing, distributing, selling or otherwise commercializing any product, or previously has done so.

(f) No Company Entity or any officer or employee thereof, and, to the Knowledge of the Company, none of their respective Collaboration Partners with respect to any Company product or product candidate has, (i) made any untrue statement of material fact or fraudulent statement to the FDA or any similar Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any similar Governmental Entity, or (iii) committed any other act, made any statement, or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any similar Governmental Entity to invoke a similar policy. No Company Entity is the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA or any similar foreign Governmental Entity pursuant to such policies. No Company Entity nor, to the Knowledge of the Company, any officer, employee or agent of any Company Entity or Collaboration Partner has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (x) debarment under 21 U.S.C. Section 335a or any similar state or federal law or (y) exclusion from participating in the Federal health care programs under Section 1128 of the Social Security Act or any similar state or federal law.

(g) No Company Entity product has been recalled, suspended, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action (including any correspondence questioning data integrity) as a result of any action by the FDA, any similar foreign Governmental Entity, or any Company Entity. The Company has, prior to the Agreement Date, made available to Parent all information in the possession or control of any Company Entity about adverse drug experiences obtained or otherwise received by any Company Entity from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals or registries, reports in the scientific literature, and unpublished scientific papers relating to the Key Product. In addition, the Company (and each of the other Company Entities, as applicable) has filed all annual and periodic reports, amendments and IND Safety Reports required for the Key Product.

(h) To the Knowledge of the Company, as of the Agreement Date, there are no data, results or other information generated in the performance of the clinical or pre-clinical studies conducted or sponsored by or for any Company Entity or any Collaboration Partner for the Key Product, including those studies ongoing as of the Agreement Date, that evidence a lack of efficacy or a safety concern not included in the 120 day update to the New Drug Application filed on behalf of the Company with respect to the Key Product, or otherwise indicating a failure to meet the primary and secondary efficacy endpoints of any such studies, of such Key Product for the treatment of hyperkalemia that would have a material effect on the development or commercialization of such Key Product for such treatment. All clinical trials conducted by or on behalf of any Company Entity, and, to the Knowledge of the Company, any Collaboration Partner, and the results of all such clinical trials have been registered and disclosed in accordance with all applicable Laws.

(i) No Company Entity, nor, to the Knowledge of the Company, any of their respective Collaboration Partners, has received any notice that the FDA or any other Governmental Entity or institutional review board has initiated, or threatened to initiate, any clinical hold or other action to suspend any clinical trial or suspend or terminate any Investigational New Drug application (or foreign equivalent thereto) sponsored by any Company Entity, or otherwise restrict the preclinical research on or clinical study of any product candidate of a Company Entity.

Section 4.18 Insurance. Section 4.18 of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of, all currently effective material insurance policies and material self-insurance programs issued in favor of any Company Entity, or pursuant to which any Company Entity is a named insured or otherwise a beneficiary, relating to the business, assets and operations of the Company Entities. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect: (i) each insurance policy of a Company Entity is in full force and effect and all premiums due thereon have been paid, (ii) no Company Entity is in breach or default, and no Company Entity has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any insurance policy of any Company Entity, (iii) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation, termination or material premium increase has been received with respect to any insurance policy of any Company Entity and (iv) there is no claim pending under the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of any Company Entity.

Section 4.19 Questionable Payments. No Company Entity has (nor have any of its directors, executives, representatives, agents or employees) and, to the Knowledge of the Company, no Person acting for or on their behalf has: violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act or any other anti-corruption or anti-bribery Law (but, in each case, only to the extent such Law is applicable to the Company, its Subsidiaries or such Persons); established or maintained any unlawful fund of corporate monies or other properties; or engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control. The Company has instituted and maintained policies and procedures designed to prevent such Persons from taking such actions (but, in each case, only to the extent such Law is applicable to the Company, its Subsidiaries or such Persons).

Section 4.20 Related Party Transactions. No current director, officer, Affiliate or Associate of any Company Entity has outstanding any indebtedness to the Company or has an interest in any material asset used or held for use by any Company Entity. Since December 31, 2014, there has been no transaction (or series of related transactions), Contract, arrangement or understanding, nor is there any proposed transaction (or series of related transactions), Contract, arrangement or understanding as of the date of this Agreement, with any Company Entity of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (a “Related Party Transaction”).

Section 4.21 Opinion of Financial Advisor of the Company. Prior to the execution of this Agreement, the Company Board has received an opinion from its financial advisor, Goldman, Sachs & Co., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the $90 per Share to be paid to holders of Shares (other than Dissenting Shares, Shares owned by Parent, Merger Sub or any Subsidiary of Parent, Shares held in the treasury of the Company, or Shares held by any affiliate of Parent or Merger Sub) pursuant to this Agreement is fair, from a financial point of view, to such holders of Shares. As soon as practicable following the Agreement Date, an executed copy of the aforementioned opinions will be made available to Parent for informational purposes only.

Section 4.22 State Takeover Statutes Inapplicable. The Company Board has taken all action necessary so that (assuming the accuracy of Parent’s representations in Section 5.06) the restrictions applicable to business combinations contained in Section 203 of the Corporation Law is inapplicable to, and to the Knowledge of the Company no other “moratorium”, “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (collectively with Section 203 of the Corporation Law, “Takeover Laws”) is applicable to, the Offer, the Merger and the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 4.23 Rule 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan and (B) the treatment of the Company Options and Restricted Stock Units in accordance with the terms set forth herein, the applicable Company Stock Plan and any applicable Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

Section 4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, and without limiting Parent’s or Merger Sub’s remedies in the case of fraud, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company Entities or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby.

Section 4.25 Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, and without limiting the Company’s remedies in the case of fraud, (a) each of Parent and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty of Parent or Merger Sub except for those expressly set forth in this Agreement, and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their respective business, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Parent or Merger Sub.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification. Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization, with all corporate power and authority to own its properties and conduct its business as currently conducted. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

Section 5.02 Authority for this Agreement. Each of Parent and Merger Sub has all requisite corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and, subject to the adoption of this Agreement by Merger Sub’s sole stockholder (which adoption shall occur immediately after the execution and delivery of this Agreement), the consummation of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate or similar action on the part of each of Parent and Merger Sub, and no other corporate or similar proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the Agreement Date, (a) the Board of Directors of Parent has approved the Offer, the Merger, this Agreement and the other transactions contemplated hereby and (b) the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of its stockholders and (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby.

Section 5.03 Information Supplied. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Offer Documents, and at the time of the consummation of the Offer, the Offer Documents (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.03 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its representatives on behalf of the Company specifically for inclusion therein.

Section 5.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated hereby nor compliance by Parent or Merger Sub with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except as may be required (i) under the HSR Act, (ii) to be in compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) for the filing of appropriate merger documents as required by the Corporation Law, and (iv) to be in compliance with the applicable requirements of any stock exchange on which Parent’s securities are listed, (c) violate, conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or other change of any right or obligation or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective assets are bound, except in the case of clauses (b) through (d), inclusive, as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

Section 5.05 Litigation. Except (i) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby and (ii) for derivative stockholder litigation arising after the Agreement Date relating to this Agreement, (a) there is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries, and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

Section 5.06 Interested Stockholder. Neither Parent nor any of its Subsidiaries has been at any time during the period commencing three (3) years prior to the date that the Company Board approved this Agreement through the Agreement Date, an “interested stockholder” of the Company, as such term is defined in Section 203 of the Corporation Law.

Section 5.07 Financing.

(a) Each of Parent and Merger Sub acknowledges and affirms that it is not a condition to the Offer Closing or the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for, or related to, the Merger, the Offer or any of the transactions contemplated hereby.

(b) The available cash and other sources of immediately available funds of Parent and Merger Sub constitute as of the Agreement Date, and will constitute through the expiration of the Offer and the Effective Time, sufficient funds for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement on the Closing Date, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the Merger Consideration and all other amounts to be paid pursuant to this Agreement and the payment of all associated costs and expenses of the Offer and the Merger to be paid on the Closing Date.

Section 5.08 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its Subsidiaries.

Section 5.09 Operations and Assets of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement. Parent owns, beneficially, all of the outstanding shares of capital stock of Merger Sub, free and clear of all Liens other than Permitted Liens.

Section 5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, and without limiting the Company’s remedies in the case of fraud, neither Parent nor any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

Section 5.11 Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, and without limiting Parent’s or Merger Sub’s remedies in the case of fraud, (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business of the Company. Except as set forth in Section 6.01 of the Disclosure Letter or as expressly provided for by this Agreement, during the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement or the Effective Time, the Company will, and will cause each other Company Entity to, (i) conduct its operations according to its ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact its business organization, to protect and preserve the value of its assets (including Intellectual Property and the Key Product) and to preserve satisfactory business relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors, clinical trial managers, contract manufacturers and others having material business dealings with any Company Entity, and (iii) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing and except as set forth in Section 6.01 of the Disclosure Letter or as expressly provided for by this Agreement, during the period from the Agreement Date and continuing until the earlier of the valid termination of this Agreement or the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), the Company will not, and will cause each other Company Entity not to:

(a) issue, deliver, grant or sell any Company Securities or other voting securities or equity interests, any securities convertible or exchangeable into any such securities or equity interests, any options, warrants or other rights to acquire any such securities or equity interests or convertible or exchangeable securities, any stock-based performance units or any Voting Company Debt, other than Shares issuable upon exercise of the Company Options or settlement of Restricted Stock Units, in each case outstanding on the Capitalization Date and in accordance with their respective present terms and the terms of the applicable Company Stock Plan or upon the completion of the offering period in effect under the ESPP as of the Agreement Date;

(b) repurchase, redeem or otherwise acquire any Company Securities or other voting securities or equity interests or any options, warrants or other rights to acquire any such Company Securities, other than (i) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options in order to pay the exercise price of the Company Options, (ii) the withholding of Shares to satisfy Tax obligations with respect to Company Options or Restricted Stock Units, and (iii) the acquisition by the Company of Company Options or Restricted Stock Units in connection with the forfeiture of such awards;

(c) (i) split, combine or reclassify any Company Securities or other voting securities or equity interests, (ii) issue or authorize the issuance of any other securities in lieu of or in substitution for any Company Securities, or (iii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Company Securities or other voting securities or equity interests or set a record date therefor;

(d) (i) enter into any merger, consolidation, recapitalization or otherwise acquire any business or division of or equity interests in or assets of any Person (other than supplies or inventory in the ordinary course of business consistent with past practice), (ii) sell, lease, or otherwise dispose of any material assets of any Company Entity other than Intellectual Property or obsolete assets or pursuant to Material Contracts set forth on Section 4.16(a) of the Disclosure Letter as in effect on the Agreement Date or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of any Company Entity;

(e) (i) enter into, terminate or materially amend or modify any Material Contract or Related Party Transaction or Contract or transaction that, if in effect on the Agreement Date, would have been a Material Contract or Related Party Transaction, (ii) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim against any Company Entity or material liability or obligation owing to any Company Entity under, any Material Contract or any Contract that, if in effect on the Agreement Date, would have been a Material Contract, (iii) enter into any Contract which contains a change of control or similar provision that would require a payment to or grant any material rights to the other party or parties thereto, or result in a loss of material rights by any Company Entity, in connection with the Offer, the Merger or the other transactions contemplated herein (including in combination with any other event or circumstance);

(f) incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of any Company Entity, except in the ordinary course of business consistent with past practice;

(g) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

(h) (i) make any loans, advances or capital contributions to, or investments in, any other Person (other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice) or (ii) form any Subsidiary or enter into any joint venture, limited or general partnership, limited liability company or similar arrangement;

(i) change any financial accounting methods, principles or practices used by it and affecting the assets, liabilities or results of operations of the Company Entities, except as required by GAAP or applicable Law;

(j) except to the extent required by Law or in the ordinary course of business, make or change any material Tax election, adopt or change any accounting method for Tax purposes that has a material effect on Taxes, agree to any extension or waiver of the statute of limitations relating to a material amount of Taxes, file any amendment to any Tax Return in respect of a material amount of Taxes, enter into any closing agreement, take any action to surrender any right to claim a material Tax refund, or settle or compromise any material Tax liability;

(k) amend its Certificate of Incorporation or Bylaws or other applicable governing documents;

(l) except as required by applicable Law, the terms of this Agreement or any Plan in existence as of the Agreement Date, or as provided in Section 6.01(l) of the Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, other than (A) scheduled annual increases in base salary or hourly wage rates in the ordinary course of business consistent with past practice for any non-executive officer employees, (B) establishment of annual bonus opportunities for the 2016 calendar year in the ordinary course of business consistent with past practice and in consultation with Parent and (C) increases in cash compensation and/or rate adjustments for individual independent contractors in the ordinary course of business consistent with past practice and in consultation with Parent, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) grant any equity or equity-based awards to any current or former directors, officers, employees or individual independent contractors, (iv) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement or Plan (or any arrangement that would be a Plan if in effect on the Agreement Date) or (v) hire any employee (other than to fill those positions set forth in Section 6.01(l) of the Disclosure Letter or vacancies arising due to terminations of employment of non-executive officer employees in the ordinary course of business) or terminate the employment of any executive officer other than for cause;

(m) incur any capital expenditure or any obligations or liabilities in respect thereof, except for those which do not, in the aggregate, exceed $3 million;

(n) (i) commence any Legal Proceeding other than in the ordinary course of business consistent with past practice (other than to enforce its rights hereunder in connection with this Agreement and the transactions contemplated hereby) or (ii) pay, discharge, settle or satisfy (or offer to pay, discharge, settle or satisfy) (A) any Legal Proceeding, in each case made or pending by or against or by any Company Entity, other than the settlement of Legal Proceedings in the ordinary course of business consistent with past practice that solely require payments by the Company (net of insurance proceeds received) in an amount not to exceed, individually or in the aggregate, $2,000,000 or (B) any other material liabilities (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) in the ordinary course of business consistent with past practice or (ii) the payment of transaction costs and expenses incurred by any Company Entity;

(o) mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company Securities or assets (including, for the avoidance of doubt, Intellectual Property rights) or properties in any material respect, or otherwise create, assume or suffer to exist any Liens thereupon except Permitted Liens;

(p) enter into any new line of business;

(q) sell, license, or otherwise transfer or dispose of, relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its rights in the Company Material IP other than non-exclusive licenses granted in the ordinary course of business consistent with past practice; or

(r) authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 6.02 No Solicitation.

(a) Until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8.01, the Company shall not, and shall cause each other Company Entity and its and their directors, officers and employees not to and shall direct and cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) participate or engage in any discussions or negotiations with any Person with respect to any Takeover Proposal, (iii) otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations, or (iv) enter into any merger agreement, letter of intent, agreement in principal, purchase agreement or similar Contract relating to a Takeover Proposal. The Company shall, and shall cause each other Company Entity and its and their directors, officers and employees to and shall direct and cause its other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person or groups that may be ongoing with respect to any Takeover Proposal or potential Takeover Proposal. The Company shall promptly after the Agreement Date request each Person (if any) that has heretofore executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a Takeover Proposal or potential Takeover Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Takeover Proposal or to any Company Entity or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or group or any of its Representatives in accordance with the terms of such confidentiality agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such a Person or group solely to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) inform a Person or group that has made or, to the Knowledge of the Company, is considering making a Takeover Proposal of the provisions of this Section 6.02.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the Acceptance Time (i) the Company has received a bona fide, written Takeover Proposal from any Person or group that did not result from a breach of this Section 6.02, and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (A) or (B) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company Entities to the Person or group making such Takeover Proposal; provided that (x) the Company shall substantially concurrently provide to Parent any non-public information concerning the Company that is provided to (or given access to) any Person or group and which was not previously provided to Parent and (y) the Company shall take reasonable steps to safeguard any commercially sensitive non-public information of the Company Entities (including entering into an agreement with such Person or group that contains provisions limiting the disclosure or use of such information that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement), or (B) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal (and waive such Person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations on a confidential basis); provided that prior to or concurrently with the Company taking such actions as described in clauses (A) and/or (B) above, the Company shall provide written notice to Parent of such determination of the Company Board as provided for in clause (ii) above.

(c) The Company shall promptly (and, in any event, within twenty-four (24) hours after receipt) notify Parent orally and in writing in the event that the Company, its directors, officers or employees or, to the Knowledge of the Company, any of its other Representatives, receives any Takeover Proposal, and, in connection with such notice, provide the material terms and conditions thereof (including the identity of the Person or group making such Takeover Proposal), and thereafter the Company shall keep Parent reasonably informed on a prompt and timely basis of any change in the status or material terms and conditions thereof.

(d) Neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or the findings or conclusions of the Company Board referred to in Section 4.03(b), (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal or (iii) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in clause (i), (ii) or (iii) being referred to as an “Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Acceptance Time, the Company Board may, subject to compliance with the other provisions of this Section 6.02, (i) effect an Adverse Recommendation Change in response to a Superior Proposal or (ii) effect an Adverse Recommendation Change in response to an Intervening Event; provided that (A) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (B) in the case of clause (i), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal, (C) the Company shall have provided prior written notice to Parent at least three (3) Business Days prior to taking the applicable action referred to in clause (i) or (ii) of its intent to take such action and specifying the reasons therefor (a “Notice of Intended Recommendation Change”) and (D) prior to effecting such Adverse Recommendation Change the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for an Adverse Recommendation Change. Any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revisions in connection with an applicable Takeover Proposal shall require a new Notice of Intended Recommendation Change and an additional period of two (2) Business Days (instead of three (3) Business Days).

(f) Nothing contained in this Section 6.02 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Company Board (after consultation with outside legal counsel) failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, or otherwise violate its obligations under applicable Law; provided that no Adverse Recommendation Change may be made unless the Company shall have first complied with its obligations in Section 6.02(e).

(g) For purposes of this Agreement, (i) “Takeover Proposal” means any proposal or offer from any Person or group providing for (A) any direct or indirect acquisition, purchase or license, in a single transaction or a series of related transactions, of (1) 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of the Company Entities, taken as a whole, or (2) Shares or any other Company Securities, which together with any other Shares or other Company Securities beneficially owned by such Person or group, would represent 20% or more of the outstanding Shares, (B) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 20% or more of the outstanding Shares, (C) any merger, consolidation, business combination, share exchange or similar transaction involving any Company Entity pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of the Company Entities, taken as a whole, or (D) any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving any Company Entity, other than, in each case, the transactions contemplated by this Agreement, and (ii) “Superior Proposal” means any bona fide, written Takeover Proposal (except that all references to “20%” therein shall be deemed to be references to “50%” for this purpose) received after the Agreement Date which the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably capable of being consummated in accordance with its terms without undue delay and for which financing, if a cash transaction (whether in whole or in part), is reasonably determined by the Company Board to be available, and (y) if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, in each case taking into account all relevant factors (including all the terms and conditions of such Takeover Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.02(e))).

Section 6.03 Access to Information.

(a) From and after the Agreement Date, subject to the requirements of applicable Law, the Company will give Parent and Merger Sub and their authorized officers, employees, accountants, counsel and other representatives reasonable access (during regular business hours upon reasonable notice) to such personnel, properties, businesses, operations, books and records of the Company Entities at reasonable times as Parent or Merger Sub may reasonably request, including to observe one or more manufacturing runs of the Key Product. Notwithstanding the foregoing, the Company shall not be obligated to provide such access to the extent that to do so (i) could reasonably be expected to jeopardize an attorney-client privilege or attorney work product protection, or (ii) would violate an existing confidentiality obligation to any Person; provided that the Company shall use its commercially reasonable efforts to obtain any required consents to provide such access and take such other action (such as the redaction of identifying or confidential information, entry into a joint defense agreement or other agreement or by providing such access, inspections, data or other information solely to outside counsel to avoid the loss of attorney client privilege) as is necessary to provide such access to Parent and Merger Sub in compliance with applicable Law, and otherwise the Company shall use its reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practicable in the circumstances.

(b) In furtherance and not in limitation of the foregoing, and provided that the Company will have final authority over the form and content of all submissions to and communications with the FDA and any similar foreign Governmental Entity, the Company shall, subject to its compliance with any confidentiality obligations to third parties, (i) promptly notify Parent in writing of any significant data relating to the safety or effectiveness of the Company’s product known as ZS-9 (sodium zirconium cyclosilicate) (the “Key Product”) or the manufacture thereof (including process development or scale-up activities and FDA or similar Governmental Entity inspection findings), (ii) reasonably consult with Parent in connection with any proposed meeting with the FDA relating to the Key Product, (iii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing, correspondence, or substantive communication proposed to be submitted to the FDA and any similar foreign Governmental Entity relating to the Key Product, (iv) promptly inform Parent of any material oral or written substantive communication from or to the FDA and any similar foreign Governmental Entity relating to the Key Product, (v) promptly inform Parent of, and provide Parent with a reasonable opportunity to comment on, any material change to the Key Product that would reasonably be expected to affect its regulatory approval status, and (vi) consider in good faith and, to the extent reasonable to do so, incorporate any comments or other input provided by Parent in respect of the foregoing.

(c) All information obtained by Parent or Merger Sub pursuant to this Section 6.03 shall be subject to the provisions of the Confidentiality Agreement.

Section 6.04 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms and subject to the conditions hereof. Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall file as promptly as practicable, and in any event no later than within five (5) Business Days of the Agreement Date, any required submissions under the HSR Act, and use its reasonable best efforts (A) to furnish information required in connection with such submissions under the HSR Act (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (B) to obtain early termination of the waiting period under the HSR Act, (C) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act, including with respect to: (1) the receipt of any non-action, action, clearance, consent, approval or waiver, (2) the expiration of any waiting period, (3) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Competition Laws and (4) the nature and status of any objections raised or proposed or threatened to be raised under Competition Laws with respect to this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (D) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any Governmental Entity and (ii) the Company, Parent and Merger Sub shall cooperate with one another: (A) in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts or instruments that the Company is a party to or related to the Company’s business in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, approvals or waivers.

(b) The Company, Parent and Merger Sub shall, in connection with the efforts referenced in Section 6.04(a) above: (i) promptly notify the others of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written substantive communication to a Governmental Entity concerning the Offer or the Merger and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any Governmental Entity, in each case in respect of any filings, investigation or inquiry concerning the Offer or the Merger. Notwithstanding the provisions of Section 6.04(c) below, Parent shall have the right to control, lead, determine and direct the strategy and process by which the Parties shall seek required consents, approvals, clearances, waivers, waiting period expirations and terminations and removal of all impediments (including all elements of any proceeding or litigation and communications with any Governmental Entity), in each case under Competition Laws. In furtherance and not in limitation of the foregoing, Parent shall consult with the Company and consider in good faith the views of the Company prior to proposing, negotiating, or entering into any agreement, undertaking or understanding (whether oral or written) with any Governmental Entity relating to any Competition Laws, provided that the final determination as to the appropriate course of action shall be made by Parent. In the event that Parent and the Company do not agree with respect to any matter in connection with seeking required approvals relating to Competition Laws, subject to and without limiting in any respect the Parties’ obligations in this Section 6.04, Parent’s decision will control. The Company, Parent and Merger Sub agree not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances. For the avoidance of doubt, the provisions of Section 1.01(d) and Section 1.02(a), not this Section 6.04(b), shall govern the matters covered therein.

(c) In the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated hereby and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by this Agreement, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Each party hereto shall keep the other parties hereto reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such party, jeopardize any privilege of the party with respect thereto regarding any such litigation, action or proceeding, it being agreed that each party will also cooperate with the other parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. The Company shall use reasonable best efforts to cooperate with Parent (and shall use reasonable best efforts to cause its representatives to cooperate with Parent) in connection with, and shall consult with and permit Parent and its representatives to actively participate in) the defense of any such litigation, action or proceeding and will use reasonable best efforts to reflect and incorporate any advice or other input of Parent with respect to such litigation, action or proceeding. The Company shall not be allowed to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed). Notwithstanding the foregoing, the provisions of Section 6.04(b) shall apply with respect to any litigations, actions, proceedings and other matters relating to Competition Laws as provided therein in lieu of the provisions of this Section 6.04(c) in the event of any conflict therewith.

(d) Notwithstanding anything to the contrary contained herein, Parent shall, and shall cause its controlled Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the Outside Date), including but not limited to (i) proposing, negotiating, committing to and effecting, by consent decree, a hold separate order or otherwise, the sale, divestiture or disposition of businesses, product, groups or assets of Parent or its controlled Affiliates (including the Surviving Corporation and its Affiliates) and (ii) taking or committing to take actions that after the Closing Date would limit Parent’s or its controlled Affiliates’ (including the Surviving Corporation’s and its Affiliates’), freedom of action with respect to, or its ability to retain, one or more of the businesses, products, groups or assets of Parent and its controlled Affiliates (including the Surviving Corporation and its Affiliates), and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Mergers and the Purchase, and in that regard Parent shall and, shall cause its controlled Affiliates (including the Surviving Corporation and its Affiliates) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Parent’s or its controlled Affiliates’ (including the Surviving Corporation’s and its Affiliates’), ability to retain, any of the businesses, products, groups or assets of Parent or any of its controlled Affiliates (including the Surviving Corporation and its Affiliates); provided that the Parent Parties and their controlled Affiliates shall not be required pursuant to this Section 6.04(d) to take any action that would reasonably be expected to have a material and adverse effect on Parent and its controlled Affiliates (including the Surviving Corporation and its Affiliates), considered as a whole (any such action described in this proviso, a “Burdensome Condition”).

(e) Neither Parent nor the Company shall, nor shall either party permit its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets (except in each case pursuant to any agreement in effect on the Agreement Date), if the entering into of a definitive agreement relating to or the consummation of such acquisition, would reasonably be expected to materially increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by this Agreement.

(f) Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The NASDAQ Global Market to cause the delisting of the Shares from The NASDAQ Global Market by the Surviving Corporation as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.05 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors and officers of the Company (each an “Indemnified Person”) as provided in the Company’s Certificate of Incorporation or Bylaws or under any agreement in favor of any such director as in effect as of the Agreement Date in the form made available to Parent prior to the Agreement Date with respect to matters occurring prior to or at the Effective Time shall survive the Offer Closing and the Merger and shall continue in full force and effect in accordance with their respective terms, and Parent shall cause the Surviving Corporation to indemnify and hold harmless each such Indemnified Person in respect of all acts or omissions by them in their capacities as such to the extent provided in such Certificate of Incorporation, Bylaws or agreement for not less than six (6) years from and after the Effective Time.

(b) From and after the Effective Time, the Surviving Corporation will cause to be maintained in effect for a period of six (6) years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance (which may take the form of an extended reporting period, endorsement or policy) covering the Persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the Agreement Date; provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, if and to the extent available commercially, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything to the contrary in this Agreement, the Company, Parent or the Surviving Corporation may purchase, in lieu of the insurance contemplated by the preceding sentence, a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the Agreement Date; provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately preceding sentence.

(c) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Corporation on or prior to the sixth anniversary of the Effective Time that a Legal Proceeding (whether arising before, at or after the Effective Time) has been commenced against such Indemnified Person in respect of which such Person expects to seek indemnification pursuant to this Section 6.05, the provisions of this Section 6.05 shall continue in effect with respect to such Legal Proceeding until the final disposition of such Legal Proceeding.

(d) This Section 6.05 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, the Indemnified Persons and their respective heirs and legal representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. From and after the Effective Time, the provisions of this Section 6.05 may not be amended in a manner adverse to any Indemnified Person without his or her prior consent.

(e) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.05.

Section 6.06 Employee Matters.

(a) Parent shall or shall cause the Surviving Corporation to assume, honor and fulfill all of the Plans listed on Section 4.09(a) of the Disclosure Letter in accordance with their terms as in effect immediately prior to the Agreement Date or as subsequently amended in accordance with their terms, including pursuant to this Agreement.

(b) Parent hereby agrees that, for a period of at least twelve (12) months following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee), it shall, or it shall cause the Surviving Corporation to, (i) provide the employees of the Company who continue as of the Effective Time to be employed by Parent, the Surviving Corporation or any Subsidiary of Parent (each, a “Continuing Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, and annual cash incentive compensation targets (excluding equity compensation) that were provided to such Continuing Employee immediately prior to the Effective Time, and (ii) provide the Continuing Employee with “employee welfare benefits” (within the meaning of Section 3(1) of ERISA) and “employee pension benefits” (within the meaning of Section 3(2) of ERISA) (excluding equity compensation) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time. Notwithstanding the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to, provide severance payments and benefits to each Continuing Employee whose employment is terminated without cause, on or before the first (1st) anniversary of the date on which the Effective Time occurs, that are consistent with the severance payments and benefits that would have been paid or provided under the terms and conditions of the Company severance plan set forth in Section 6.06(b) of the Disclosure Letter.

(c) For purposes of eligibility, vesting, and benefit accrual (solely for the purposes of determining accrual of vacation and paid time off) under the employee benefit plans, programs, policies and arrangements maintained by Parent or the Surviving Corporation providing benefits to any Continuing Employee following the Effective Time (collectively, the “Parent Benefit Plans”), Parent shall, and shall cause the Surviving Corporation to, cause service rendered by each Continuing Employee to the Company prior to the Effective Time to be credited for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar Plan; provided that in no event shall Continuing Employees be entitled to service credit to the extent such service credit would result in a duplication of benefits for the same period of service.

(d) In addition, and without limiting the generality of the foregoing: (i) Parent shall use commercially reasonable efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) Parent shall use commercially reasonable efforts to cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Plan and (B) Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Plan during the portion of the plan year prior to the Effective Time to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(e) Immediately following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, pay each Continuing Employees a bonus under the annual bonus program(s) identified in Section 6.06(e) of the Disclosure Letter that are applicable to such Continuing Employee for the fiscal year in which the Effective Time occurs, and (i) if the Closing Date occurs on or prior to December 31, 2015, such bonus shall be the full bonus payable for the 2015 fiscal year calculated based on the assumption that all performance goals for the 2015 fiscal year have been achieved at their target levels and the Closing had occurred on December 31, 2015 and (ii) if the Closing Date occurs after December 31, 2015, such bonus payable by Parent or the Surviving Corporation shall be calculated based upon the assumption that all performance goals for the Company’s 2016 fiscal year have been achieved at their target levels and prorated based on the number of days that have elapsed in such fiscal year as of the Closing Date and, subject to Section 6.06(b)(i), each such Continuing Employee shall be eligible to participate in a bonus program of Parent or one of its Affiliates for the balance of the fiscal year of Parent in effect on the Closing Date. In addition, Parent acknowledges and agrees that (A) if the Closing Date occurs after December 31, 2015, the Company shall pay the bonus with respect to the 2015 fiscal year by no later than December 31, 2015 and such bonus may be calculated on the basis described in clause (i) of the immediately preceding sentence and (B) irrespective of when the Closing Date occurs, the Company may determine that certain Company employees may receive a bonus in excess of the target level with respect to the Company’s 2015 fiscal year and/or in excess of the pro rata bonus amount described in clause (ii) of the immediately preceding sentence (but not greater in the aggregate than twice a full year’s bonus calculated based on performance at target levels) for the 2016 fiscal year, in either case, as further set forth in Section 6.06(e) of the Disclosure Letter.

(f) If requested by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall terminate any and all Plans intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plan(s)”), effective not later than the Business Day immediately preceding the Effective Time. In the event that Parent requests that the Company 401(k) Plan(s) be terminated, (i) the Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated pursuant to a resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) Business Days immediately preceding the Effective Time, and (ii) the Company and Parent shall take any and all action as may be required, including amendments to the Company 401(k) Plan(s) and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from the Company 401(k) Plan(s) to the Parent 401(k) Plan upon receipt of a favorable determination letter from the Internal Revenue Service on termination for the Company 401(k) Plan(s).

(g) The parties hereto acknowledge and agree that all provisions contained in this Section 6.06 are included for the sole benefit of the parties hereto, and that nothing in this Section 6.06, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Plan or Parent Benefit Plan, or (iii) shall limit the right of Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Plan or Parent Benefit Plan.

Section 6.07 Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Offer or the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company and the Company Board, as applicable, shall take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate the effects of such Takeover Law on this Agreement, the Offer, the Merger and the other transactions contemplated hereby. No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the transactions contemplated by this Agreement.

Section 6.08 Security Holder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated hereby is brought by any stockholder or other holder of any Company Securities (whether directly or on behalf of the Company or otherwise) against any Company Entity and/or its directors, officers or representatives, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any such litigation, and the Company shall give due consideration to Parent’s advice with respect to such litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations for the settlement of any such litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 6.09 Press Releases. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable U.S. or non-U.S. securities exchange or regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, (a) to the extent the content of any press release or other announcement has been approved and made in accordance with this Section 6.09, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement, and (b) each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.09 and do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, the restrictions set forth in this Section 6.09 shall not apply to any release or announcement made or proposed to be made by the Company in connection with and related to an Adverse Recommendation Change, so long as any public statement in connection with an Adverse Recommendation Change is made in compliance with Section 6.02 or with any release or announcement made or proposed to be made by Parent in connection with any such release or announcement made or proposed to be made by the Company.

Section 6.10 Repayment of Credit Facility. Immediately prior to the Effective Time, the Company will cause all Obligations (as defined in the Credit and Security Agreement, by and among the Company, as borrower, MidCap Financial SBIC, LP, as administrative agent, and the lenders listed on the Credit Facility Schedule attached thereto and otherwise party thereto from time to time, dated as of July 14, 2014 (as amended from time to time, the “Credit Agreement”)) outstanding under the Credit Agreement to be paid in full.

Section 6.11 Rule 16b-3. Prior to the Effective Time, the Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

Section 6.12 Rule 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the Agreement Date and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2)

under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 6.12 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 6.13 Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other of (a) any written notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger, if the failure to obtain such consent would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or materially affect the consummation of the Offer or the Merger, (b) any Legal Proceedings commenced or, to such party’s Knowledge, threatened against, any Company Entity or Parent or any of Parent’s Subsidiaries, that purport to materially impede or delay the consummation of the Offer or the Merger, or that make allegations that, if true, would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and (c) (i) in the case of the Company, the Knowledge by the Company of any breach of or inaccuracy in its representations or warranties set forth herein or failure to perform its covenants or agreements set forth herein to the extent such inaccuracy, breach or failure to perform would give rise to the failure of any Offer Condition set forth in clauses (iv) or (v) of paragraph (c) of Annex I, or (ii) in the case of Parent, the Knowledge by Parent of any breach of or inaccuracy in the representations or warranties of Parent or Merger Sub set forth herein or failure to perform the covenants or agreements of Parent and Merger Sub set forth herein to the extent such inaccuracy, breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice; and provided, further, that the failure to deliver such notice shall not, in and of itself, give rise to an incremental breach for purposes of Section 8.01 or clauses (iv) or (v) of paragraph (c) of Annex I, separate and apart from the relevant underlying inaccuracy, breach or failure to perform giving rise to the requirement to deliver the notice.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of the parties at or prior to the Effective Time of the following conditions:

(a) Purchase of Shares in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints; Illegality. There shall be no Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the

Merger by any Governmental Entity that is in effect, and no Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.01 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if prior to the Acceptance Time any court of competent jurisdiction or other Governmental Entity shall have issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger and such order, injunction, decree or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall have complied with its obligations under Section 6.04 to contest, appeal and remove such order, injunction, decree or action; provided further, however, that the right to terminate under this Section 8.01(b) shall not be available to any party whose material breach of its obligations hereunder has been a principal cause of such order, injunction, decree or action;

(c) by either the Company or Parent, if (i) the Offer shall have expired (and not been extended) or been terminated in accordance with its terms, and in each case the Acceptance Time shall not have occurred within three (3) Business Days thereafter or (ii) the Acceptance Time shall not have occurred on or before April 5, 2016 (such date, the “Outside Date”); provided that the right to terminate under this Section 8.01(c) shall not be available to any party whose material breach of its obligations hereunder has been a principal cause of the failure of the Acceptance Time to occur on or before the Outside Date;

(d) by Parent, at any time prior to the Acceptance Time, if there shall be any breach of or inaccuracy in any of the Company’s representations or warranties set forth herein or the Company has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would give rise to the failure of any Offer Condition set forth in clauses (iv) or (v) of paragraph (c) of Annex I, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 8.01(e);

(e) by the Company, at any time prior to the Acceptance Time, if there shall be any breach or inaccuracy in any of Parent’s or Merger Sub’s representations or warranties set forth herein or Parent or Merger Sub has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 8.01(d);

(f) by Parent, at any time prior to the Acceptance Time, in the event that either of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have publicly announced, within ten (10) Business Days after the commencement of such tender or exchange offer, that the Company recommends rejection of such tender or exchange offer, and the Company shall not have issued a press release that expressly reaffirms the Company Recommendation within such ten (10) Business Day period; or (iii) the Company shall have intentionally and materially breached its obligations under Section 6.02; or

(g) by the Company, at any time prior to the Acceptance Time, if the Company Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in accordance with Section 6.02(e), in order to enter into an acquisition agreement, merger agreement or other definitive agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided that (x) such Superior Proposal did not result from a breach of Section 6.02 and (y) concurrent payment of the Fee pursuant to Section 8.03(b) shall be a condition to the right of the Company to terminate this Agreement pursuant to this Section 8.01(g).

The party desiring to terminate this Agreement pursuant to any of the foregoing clauses (b) through (g), inclusive, of this Section 8.01 shall give written notice of such termination to the other party in accordance with Section 9.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02 Effect of Termination. If this Agreement is terminated and the Offer and the Merger are abandoned pursuant to Section 8.01, this Agreement, except for the provisions of the last sentence of Section 1.02(b), Section 6.03(c), this Section 8.02, Section 8.03 and Article IX, shall forthwith become void and have no effect, without any liability on the part of any party or any of its respective directors, officers, stockholders, employees, agents, consultants or representatives. Nothing in this Agreement (including Section 8.03(c)) shall relieve any party to this Agreement of liability for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination. For purposes of this Agreement, “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 8.03 Fees and Expenses.

(a) Whether or not the Merger is consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) The Company shall pay to Parent the Fee if this Agreement is terminated as follows:

(i) if (i) after the Agreement Date, a Takeover Proposal shall have become publicly known and not publicly withdrawn prior to such termination, (ii) thereafter, this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.01(c) solely as a result of a failure to satisfy the Minimum Condition, or (B) by Parent pursuant to Section 8.01(d) due to a Willful Breach by the Company, and (iii) within twelve (12) months of such termination, the Company Board recommends to the Company’s stockholders any Takeover Proposal that is subsequently consummated or the Company or any of its Subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for a Takeover Proposal that is subsequently consummated, or a Takeover Proposal is consummated, then, in any such case, the Company shall pay to Parent (or a person designated by Parent in writing) the Fee by wire transfer of same-day funds within two (2) Business Days of the date such transaction is consummated. Solely for purposes of this Section 8.03(b)(i), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(g), except that all references to “20%” therein shall be deemed to be references to “50%”;

(ii) if this Agreement is terminated by Parent pursuant to Section 8.01(f), then the Company shall pay to Parent the Fee by wire transfer of same-day funds within two (2) Business Days following the date of such termination of this Agreement; or

(iii) if this Agreement is terminated by the Company pursuant to Section 8.01(g), then the Company shall pay to Parent the Fee by wire transfer of same-day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination.

(c) The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. For the avoidance of doubt, the Fee shall be payable only once and not in duplication even though the Fee may be payable under one or more provisions hereof. Subject to Section 8.02, in the event Parent shall receive the Fee, the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), and in such case neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other Legal Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. If the Company fails promptly to pay the Fee when due and payable pursuant to this Section 8.03, and, in order to obtain such payment, Parent commences an action or other proceeding that results in an award against the Company for such Fee, the Company shall pay Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 8.04 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Company, Parent and Merger Sub, at any time prior to the Effective Time; provided that following the Offer Closing, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 8.05 Extension; Waiver; Remedies. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance by any party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights, powers or privileges under this Agreement or otherwise shall not constitute a waiver of such rights, powers or privileges.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the annexes and exhibits hereto or thereto, the Disclosure Letter and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement; provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions in the Confidentiality Agreement shall terminate immediately upon the execution and delivery of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise), in whole or in part, without the prior written consent of the other parties and any such assignment without consent shall be null and void; provided that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

Section 9.03 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. Except as otherwise provided herein, including, for the avoidance of doubt, Section 8.03, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement.

Section 9.04 Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, including the Offer and the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, including the Offer and the Merger, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.05 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE OFFER AND THE MERGER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile transmission on or prior to 5:00 p.m., local time, in the place of receipt or (e) on the next Business Day following transmission and confirmation of receipt, if sent by facsimile transmission after 5:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice to the other parties):

if to Parent or Merger Sub (or, following the Effective Time, the Company):

Zeneca, Inc.
1800 Concord Pike
Wilmington, DE 19850-5437
Attention:	Richard J. Kenny
Facsimile:	(302) 885-9717

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Marc O. Williams, Esq.
Brian Wolfe, Esq.
Facsimile:	(212) 701-5800

if to the Company (prior to the Effective Time):

ZS Pharma, Inc.
1100 Park Place, Suite 300
San Mateo, California 94403
Attention:	Mark Asbury
Facsimile:	650-362-9575

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
Facsimile:	(650) 251-5002
Attention:	Kirsten Jensen, Esq.
Kevin Kennedy, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.06 Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) the provisions of Section 6.05 (which are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons) and (b) the right of the Company, subject to Section 8.02, to pursue damages (including to the extent proven and awarded by the court, damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company’s stockholders, it being acknowledged that the stockholders of the Company shall not have the right to assert directly any claim against Parent or Merger Sub or otherwise enforce this Agreement).

Section 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be effected as originally contemplated to the fullest extent possible.

Section 9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

Section 9.11 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Affiliate” and “Associate” shall have the meanings given to such terms in Rule 12b-2 under the Exchange Act.

(b) “Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

(c) “Commercially Available Software” shall mean any computer software which is off-the-shelf, generally commercially available on non-discriminatory pricing terms pursuant to shrink-wrap, click-through or other standard licensing terms, used by the Company Entities with little or no modification.

(d) “Company Entity” shall mean the Company and each of its Subsidiaries.

(e) “Company Material IP” shall mean any Owned Company IP and any Licensed Company IP that is material to the business of any Company Entity as currently conducted.

(f) “Company Stock Plans” shall mean, individually or collectively, the Company’s Fourth Amended Stock Incentive Plan, the Company’s 2014 Incentive Plan, and each agreement pursuant to which an inducement grant was made to newly hired employees of any Company Entity outside of, but subject to the terms of, the Company’s 2014 Incentive Plan.

(g) “Competition Laws” shall mean the HSR Act, and any similar Law regarding preacquisition notifications for the purpose of competition reviews, the Sherman Act, Clayton Act, Federal Trade Commission Act, and all other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

(h) “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 23, 2015, by and between ZS Pharma, Inc. and AstraZeneca Pharmaceuticals LP.

(i) “Contract” means any written or oral contract, lease, sublease, occupancy agreement, arrangement, permit, authorization, indenture, note, bond, mortgage, franchise, agreement, instrument, commitment or obligation;

(j) “Copyrights” shall mean copyrights (whether or not registered), copyright registrations and applications for registration thereof in any jurisdiction, including works of authorship (whether or not registered), moral rights, renewals, extensions, reversions or restorations associated with such copyrights, and all rights therein provided by the Laws of any jurisdiction anywhere in the world, including international treaties or conventions.

(k) “Environmental Laws” means all Laws relating to pollution or the environment, natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety.

(l) “FDCA” shall mean the Federal Food, Drug, and Cosmetic Act of 1938, as amended.

(m) “Fee” shall mean $86,109,000.

(n) “Good Clinical Practice” shall mean the then current standards for clinical trials for pharmaceutical products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time as applicable to the Company Entities.

(o) “Good Laboratory Practice” shall mean the then current standards for laboratory studies for pharmaceutical products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time as applicable to the Company Entities.

(p) “Good Manufacturing Practice” shall mean the then current standards for the manufacture of pharmaceutical products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time as applicable to the Company Entities.

(q) “group” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.

(r) “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Laws relating to the environment as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, medical or infectious waste, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons and all other ozone-depleting substances.

(s) “Intellectual Property” shall mean rights in or to any of the following in any jurisdiction, whether registered or unregistered: (i) trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, URLs, trade names, corporate names and other source identifiers in any jurisdiction and all goodwill associated with the foregoing, (ii) Patents, (iii) Copyrights, (iv) Trade Secrets, and (v) all other intellectual property rights recognized by the Laws of any jurisdiction anywhere in the world.

(t) “Intervening Event” means an event, fact, development or occurrence that, as of the Agreement Date, (i) was not known or reasonably foreseeable to the Company Board or the material consequences of which were not reasonably foreseeable as of the Agreement Date and (ii) does not relate to any Takeover Proposal.

(u) “Knowledge” of (i) the Company with respect to any matter shall mean the knowledge, after reasonable inquiry, of such matter of the Persons listed on Section 9.11(u) of the Disclosure Letter, and (ii) Parent with respect to any matter shall mean the knowledge, after reasonable inquiry, of any of Parent’s executive officers.

(v) “license” means, with respect to any Intellectual Property, any license or covenant-not-to sue granted with respect to such Intellectual Property.

(w) “Licensed Company IP” shall mean the Intellectual Property that is licensed or purported to be licensed to any Company Entity pursuant to any Third-Party IP License.

(x) “Material Adverse Effect” shall mean any effect, state of facts, condition, circumstance, change, event, development or occurrence that (A) has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company Entities, taken as a whole or (B) prevents, materially impedes or materially delays the consummation of the Offer, the Merger and the other transactions contemplated hereunder to a date following the Outside Date; provided that, solely for the purposes of clause (A), none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: (i) changes in general economic, credit, capital or financial markets or political conditions in the United States; (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism; (iii) any change after the Agreement Date in applicable Law or GAAP (or authoritative interpretation or enforcement thereof); (iv) general conditions in the pharmaceutical or biotechnology industries; (v) any hurricane, tornado, flood, volcano, earthquake or other natural disaster; (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded); (vii) any action or inaction after the Agreement Date, including any decision, recommendation or statement of, or requirement imposed by, any Governmental Entity, panel or advisory body or any professional medical organization with respect to (A) the Key Product (or the Company with respect thereto) or (B) any product of any competitor of the Company (or such competitor with respect thereto), including in each case any labelling, pre-clinical, clinical or post-marketing requirements; (viii) any regulatory or clinical changes, events or developments after the Agreement Date with respect to the Key Product or with respect to any product of any competitor of the Company; (ix) any side effects, adverse events or safety observations after the Agreement Date that result from use of the Key Product; (x) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement thereof (provided that this clause (x) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement); (xi) the matter set forth in Section 4.14(f) of the Disclosure Letter or (xii) any action taken by any Company Entity at Parent’s or Merger Sub’s express written request; except in the cases of clauses (i) through (v), inclusive, to the extent that the Company Entities are disproportionately adversely affected thereby as compared with other participants in the pharmaceutical or biotechnology industries (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

(y) “Owned Company IP” shall mean any Intellectual Property owned or purported to be owned by any Company Entity.

(z) “Patents” shall mean all issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all provisionals, nonprovisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutes, and extensions thereof, any counterparts claiming priority therefrom, and the equivalents of any of the foregoing in any jurisdiction, including all inventions and improvements described therein.

(aa) “Permitted Liens” shall mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like statutory Liens arising in the ordinary course of business for sums not yet due and payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided in the Company’s latest financial statements included in the Filed SEC Documents, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided in the Company’s latest financial statements included in the Filed SEC Documents, and (iii) defects or irregularities in title, easements, rights of way, covenants, restrictions, and other, similar matters of record that would not, individually or in the aggregate, reasonably be expected to materially impair the use and operation of the properties or assets to which they relate.

(bb) “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization.

(cc) “Registered IP” shall mean Intellectual Property that is registered, issued, filed or applied for under the authority of any Governmental Entity.

(dd) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, releasing, disposing of or migrating into or through the environment.

(ee) “Subsidiary” shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity (including, in the case of Parent, Merger Sub).

(ff) “Third-Party IP License” shall mean any agreement under which a Company Entity obtains any right to use, or covenant not to be sued under, any Intellectual Property owned or licensed in whole or in part by any Person other than a Company Entity, other than agreements for Commercially Available Software.

(gg) “Trade Secrets” shall mean all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how and other confidential or proprietary information, including, by way of example and not of limitation any of the following confidential technical, scientific, research and development or business information that, in each case, is not generally known to, and not readily ascertainable through proper means by, the public: inventions, invention disclosures, discoveries and improvements, whether or not patentable or reduced to practice, data (including proprietary data in drug applications for regulatory approval), formulations, compositions, product design specifications, laboratory notebooks, software source code, methods (including manufacturing methods), technologies, systems, processes, designs, techniques, protocols, methodologies (including testing and analysis methodologies), treatment regimes, research and development, ideas, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), in each case, whether or not protected by patent or copyright Law.

(hh) “Ultimate Parent” shall mean AstraZeneca PLC.

Section 9.12 Buyer Parent Guarantee. AstraZeneca PLC (a) agrees to take all action necessary to cause Parent or Merger Sub, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement, (b) unconditionally guarantees to the Company the full and complete performance by Parent or Merger Sub, as applicable, of its respective obligations under this Agreement and (c) shall, subject to Section 8.02, be liable for any breach of any representation, warranty, covenant or obligation of Parent or Merger Sub, as applicable, under this Agreement.

Section 9.13 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation” whether or not such phrase actually follows such word. The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. Any reference in this Agreement to Dollars or $ shall mean U.S. dollars. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as otherwise specified, (w) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule; (y) references to any Person include the successors and permitted assigns of that Person and (z) references from or through any date mean from and including or through and including, respectively.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all at or on the date first above written.

ZENECA, INC.

By:	/s/ Stephen F. Mohr
Name:	Stephen F. Mohr
Title:	Chairman and President

ZANZIBAR ACQUISITION CORP.

By:	/s/ Richard J. Kenny
Name:	Richard J. Kenny
Title:	Chairman, President and Treasurer

ZS PHARMA, INC.

By:	/s/ Robert Alexander
Name:	Robert Alexander
Title:	Chief Executive Officer

Solely for purposes of Section 9.12:

ASTRAZENECA PLC

By:	/s/ Marc Dunoyer
Name:	Marc Dunoyer
Title:	Chief Financial Officer

[Signature Page to Merger Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there shall not have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares (excluding shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, when added to the Shares then owned by Parent and its Subsidiaries, would represent one share more than one half of all Shares outstanding as of the Acceptance Time (such condition in this clause (a), the “Minimum Condition”);

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have expired or been terminated prior to the Acceptance Time (or shall have expired or been terminated subject to the imposition of a Burdensome Condition); or

(c) any of the following events shall exist and be continuing:

(i) there shall be any Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any Governmental Entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that is in effect, or any Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger or to impose any Burdensome Condition;

(ii) there shall exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking to impose any Burdensome Condition;

(iii) the Company and Parent shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms;

(iv) (A) the representations and warranties of the Company set forth in Section 4.02(a) (Capitalization) and Section 4.21 (Financial Advisory) of the Agreement shall not be true and correct as of the Agreement Date and as of the Acceptance Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for any inaccuracies that are de minimis in both amount and nature, (B) the representations and warranties of the Company set forth in Section 4.01 (Organization), Section 4.02 (Capitalization), Section 4.03 (Authority), Section 4.08 (Brokers), Section 4.22 (Takeover Statute), and Section 4.23 (Rule 14d-10) that are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects, and any such

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representations or warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the Agreement Date and as of the Acceptance Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) the representations and warranties of the Company set forth in Section 4.06(a) (Absence of Changes) shall not be true and correct in all respects and (D) any other representations and warranties of the Company set forth in the Agreement shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the Agreement Date and as of the Acceptance Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (D), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(v) the Company shall have failed to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Agreement at or prior to the Acceptance Time and such failure shall not have been cured on or prior to the Acceptance Time;

(vi) after the Agreement Date, there shall have occurred and be continuing a Material Adverse Effect (or any fact, condition, change, development or event that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect);

(vii) Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the date on which the Acceptance Time occurs, to the effect that the conditions set forth in clauses (iv), (v) and (vi) of this paragraph (c) have not occurred; or

(viii) the Obligations (as defined in the Credit Agreement) under the Credit Agreement shall not have been paid in full.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure or delay by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of November 5, 2015, by and among Zeneca, Inc., Zanzibar Acquisition Corp. and ZS Pharma, Inc. (the “Agreement”).

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